480 Pleasant Street

Lee, Massachusetts 01238

(413) 243-1600

August 19, 2010

Stephen Krikorian

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Via Facsimile and EDGAR

Re:          Wave Systems Corp.
Form 10-K for the fiscal year ended December 31, 2009
Form 10-Q for the quarterly period ended March 31, 2010
File No. 000-24752

Dear Mr. Krikorian,

This letter sets forth the response of Wave Systems Corp. (the “Company”) to the comment letter, dated August 5, 2010, of the staff of the Division of Corporation Finance (the “Staff”) to the Form 10-K for the fiscal year ended December 31, 2010 filed on March 16, 2010 (the “Form 10-K”) and the Form 10-Q for the quarterly period ended March 31, 2010 filed on May 10, 2010 (the “Form 10-Q”).  In order to ease your review, we have repeated each comment in its entirety.

Form 10-K for the Fiscal Year Ended December 31, 2009

General

1.             We note from your definitive proxy statement on Schedule 14A filed on April 30, 2010, portions of which are incorporated by reference into Part III of your Form 10-K, that the company’s 2010 annual meeting was scheduled to be held on June 21, 2010.  However, the company has not filed a current report pursuant to Item 5.07 of Form 8-K to provide the disclosure required by the referenced Item with respect to the submission of matters to a shareholder vote at the annual meeting.  Please advise.

Response:  The Company is now aware of its obligation to provide the disclosure required by Item 5.07 of Form 8-K with respect to the submission of matters to a shareholder vote and will provide such disclosure as required in the future.  With respect to the annual meeting held on June 21, 2010, the Company included the disclosure required by Item 5.07 of Form 8-K under “Item 5.  Other Information” in its Form 10-Q for the quarterly period ended June 30, 2010 filed on August 9, 2010.

2.             We again refer to your definitive proxy statement on Schedule 14A.  We are unable to locate in the filing a discussion of the consideration given to diversity when identifying director nominees, as called for by Item 7.d of Schedule 14A and Item 407(c)(2)(vi) of Regulation S-K.  Please advise.

Response:  The Company has no policy with regard to the consideration of diversity in identifying director nominees and the nominating committee has not historically otherwise made diversity a consideration in its nomination process.  However, in light of the Staff’s comment, in future proxy statements the Company will include disclosure regarding whether (and the extent to which) its nominating committee considers diversity in identifying nominees for director.

Item 7   Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 34

3.             We note that your discussion of cash used in operations and adjustments to reconcile net loss to cash used in operating activities.  Your discussion does not appear to contribute substantively to an understanding of your historical sources and uses of cash associated with the changes in asset and liability accounts.  When preparing the discussion and analysis of operating cash flows, you should address material changes in the underlying drivers that affect these cash flows.  These disclosures should also include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows.  Please tell us how you considered the guidance in Section IV.B.1 of SEC Release 33-8350, Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Response:  While the discussion of cash flows contained in the Liquidity and Capital Resources section of Management’s Discussion and Analysis of Financial Condition and Results of Operations (the “MD&A) did not describe, in great detail, the factors impacting the calculation of net cash used in operating activities, the Company notes that the primary underlying drivers of these changes (the amount and timing of cash collections from customers, personnel expenditures and general operating expenditures) were described in other portions of the MD&A in a manner that we believe was readily apparent within the MD&A.  The Company’s largest source of operating cash flows is cash collections from its customers.  The Company described the primary drivers of its cash collections from customers in the first and last paragraphs of the “Revenue Outlook” section of the MD&A.  Further, the Company’s primary uses of cash from operating activities are for personnel related expenditures and other general operating expenses.  These expenses are described in the discussion of selling, general and administrative expenses included within the “Result of Operations” section of the MD&A.  In future filings, the Company will include within its discussion of sources and uses of cash a description of the material changes in the underlying drivers that affect the sources and uses of cash.

Item 9A.  Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 46

4.             Your disclosure indicates that your CEO and CFO concluded that your disclosure controls and procedures were effective as of December 31, 2009, at a “reasonable assurance” level.  In future reports, please expand your disclosure to provide context for the reference to the level of assurance contained in your management’s effectiveness conclusion.  For example, you may wish to indicate, among other things, that disclosure controls and procedures, regardless of how well-conceived and operated, can provide only reasonable assurance that the controls and procedures will meet their objectives.  In the alternative, please omit from future filings the reference to the level of effectiveness of your disclosure controls and procedures in management’s conclusion, as we note you have done in your Form 10-Q for the quarterly period ended March 31, 2010.  Please see Section II.F.4 of SEC Release No. 33-8238, Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports.

Response:  In future filings the Company will not include any reference to the level of effectiveness of the Company’s disclosure controls and procedures in managements’ conclusion.  We note that no such references were included in the Form 10-Q or the Company’s Form 10-Q for the quarterly period ended June 30, 2010 filed on August 9, 2010.

Signatures, page 57

5.             The report must be signed by your controller or principal accounting officer.  Refer to general instruction D(2) of Form 10-K.  Any person who occupies more than one of the specified positions shall indicate each capacity in which he signs the report.  We presume that Gerard T. Feeney, your chief financial officer, also serves as your principal accounting officer.  If this is the case, please confirm in your response letter and indicate each capacity in which he signs the report in future filings.  Otherwise, please file an amendment to include the signature of your controller or principal accounting officer.

Response:  The Company confirms that Gerard T. Feeney, its chief financial officer, also serves as its principal accounting officer.  In future filings, the signature page to such filing will indicate each capacity in which an officer is signing such filing.

Item 8.  Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note (17) Selected Quarterly Financial Data, page F-42

6.             Tell us what consideration you gave to the disclosure requirements of Item 302(a)(1) of Regulation S-K.  Your disclosure should include gross profit (or cost of sales).

Response:  The Company respectfully notes that because it was a smaller reporting company for fiscal year 2009, the requirements of Item 302 of Regulation S-K, per Item 302(c), were not applicable (although, in preparing the Form 10-K, the Company did not generally avail itself of all of the reduced disclosures permitted for smaller reporting companies).

We note that the Company included cost of sales as a component of general operating expenses.  Accordingly, gross profit was also not expressly presented.  The Company believes that this presentation enhances the comparability of the Company’s results of operations with the operating results of other security solution providers.  In light of the Staff’s comment, and the fact that the Company is no longer a smaller reporting company, in future filings on Form 10-K the Company will present cost of sales in the footnote of selected quarterly financial data included within the notes to consolidated financial statements.

Item 11.  Executive Compensation (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A filed on April 30, 2010)

General

7.             We note that you have provided executive compensation disclosure pursuant to Item 402 of Regulation S-K for only your CEO and CFO.  Please tell us how you determined that you have only two named executive officers, as that term is defined in Item 402(m)(2).  In your response, please specifically address whether any officer not named in the summary compensation table is a vice president in charge of a principal business unit, division or function (such as sales, administration or finance) or is an officer or other person who performs a policy-making function.  See Rule 3b-7 to the Securities Exchange Act of 1934.  We note in this regard that your website (available at http://www.wave.com/about/) identifies several individuals who serve as executive or senior vice presidents of the company.

Response:  In preparing the Definitive Proxy Statement, the Company considered Item 402(m)(2) of Regulation S-K which requires disclosure in respect of (i) the principal executive officer, (ii) the two most highly compensated executive officers other than the principal executive officer who were serving as executive officers at the end of the last completed fiscal year and (iii) up to two additional individuals for whom disclosure would have been provided pursuant to item (ii) but for the fact that the individual was no longer an executive officer as of the end of the last completed fiscal year.  The Company also considered the definition of “executive officer” in Rule 3b-7 of the Securities Exchange Act of 1934 which includes, among other persons, any vice president of the registrant in charge of a principal business unit, division or function (such as sales, administration or finance) and any other officer who performs a policy making function.

The Company is relatively small and does not have a complex organizational structure.  Steven K. Sprague, the Company’s President and Chief Executive Officer, and Gerard T. Feeney, the Company’s Senior Vice President of Finance and Administration, Chief Financial Officer, are the only officers of the Company “in charge of any principal business unit, division or function” and the only officers who perform a policy making function.  Mr. Sprague and Mr. Feeney have held these offices since March 2000 and June 1998, respectively.  Mr. Feeney actively manages the finance and administrative departments.  Mr. Sprague actively manages sales, customer support, technology and business development, and all other principal business units, divisions and functions.  While several employees have titles such as “executive” or “senior vice president”, neither Mr. Sprague nor Mr. Feeney has delegated primary authority to any employee over, or otherwise placed any employee in charge of, any principal business unit, division or function of the Company.  Company policy is developed by Messrs. Sprague and Feeney in conjunction with the board of directors.  Based on the foregoing, the Company has determined that Messrs. Sprague and Feeney are the only “executive officers” of the Company and the only named executive officers as defined in Item 402(m)(2) of Regulation S-K.

Summary Compensation Table, page 16

8.             Note 1 to the summary compensation table indicates that the table presents the amount of the total fair value of option awards granted that is recognized by the company for financial statement reporting purposes for fiscal years 2007 through 2009.  However, Item 402(n)(v) and (vi) of Regulation S-K now require the summary compensation table to present the grant date fair value of stock awards and option awards computed in accordance with FASB ASC Topic 718, rather than the dollar amount recognized for financial statement purposes for the applicable fiscal years.  Refer to Proxy Disclosure Enhancements, SEC Release No. 34-61175 (December 16, 2009, effective February 28, 2010).  This comment applies also to the presentation of equity awards in the director compensation table on page 19.  See Item 402(r)(iii) and (iv) of Regulation S-K.  Please revise or advise as appropriate.

Response:  The dollar amount stated in the “Option Awards” column of the 2009 Director Compensation Table on page 19 of the Definitive Proxy Statement is the aggregate grant date fair value of the options awarded to each director in fiscal year 2009 (and is computed in accordance with FASB ASC Topic 718).  In future filings, the Company will revise its footnote disclosure to the Director Compensation Table to clarify that the amount stated in the “Option Awards” column is the aggregate grant date fair value of the option awards (and is computed in accordance with FASB ASC Topic 718).

The dollar amounts stated in the “Option Awards” column of the Summary Compensation Table reflect the total fair value of option awards granted to Messrs. Sprague and Feeney that was recognized as an expense by the Company for financial statement reporting purposes.  As shown in the “Option Awards” column of the Definitive Proxy Statement, the total fair value of option awards granted to Mr. Sprague that was recognized as an expense by the Company for financial statement reporting purposes was $202,890 in 2009, $275,564 in 2008 and $263,714 in 2007.  The aggregate grant date fair value for options awarded to Mr. Sprague (computed in accordance with FASB ASC Topic 718) was $139,748 in 2009, $277,654 in 2008 and $303,615 in 2007.  The total fair value of option awards granted to Mr. Feeney that was recognized as an expense by the Company for financial statement reporting purposes was $150,514 in 2009, $200,583 in 2008 and $185,132 in 2007.  The aggregate grant date fair value for options awarded to Mr. Feeney (computed in accordance with FASB ASC Topic 718) was $104,811 in 2009, $204,275 in 2008 and $282,364 in 2007.

In future filings, the Company will reflect the aggregate grant date fair value of stock and option awards in the Summary Compensation Table and Director Compensation Table (computed in accordance with FASB ASC Topic 718).

Form 10-Q for the Quarterly Period Ended March 31, 2010

Item 4.  Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 21

9.             Tell us what consideration you gave to including the entire definition of disclosure controls and procedures, consistent with your response to prior comment 5 in your letter dated June 15, 2009.

Response:  The Company acknowledges that the Form 10-Q should have included the full definition of disclosure controls and procedures.  In future filings, the Company will include the full definition of disclosure controls and procedures.  The Company notes that it has done so in the Form 10-Q for the quarterly period ended June 30, 2010 filed on August 9, 2010.

Conclusion

As requested in your letter, the Company acknowledges that:

•      The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•      Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•      The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to the Company’s response to your comments.  Should you have any questions or comments with respect to this filing, please call me at 413-243-7011 or fax at 413-243-7080.

Sincerely,

/s/ Steven K. Sprague

Steven K. Sprague
President and Chief Executive Officer

cc:           Mark P. Shuman (Securities and Exchange Commission)

Katherine Wray (Securities and Exchange Commission)

Melissa Walsh (Securities and Exchange Commission)